Exhibit (a)(1)(A)

Offer to Purchase All Outstanding Shares of Common Stock

of

Claymont Steel Holdings, Inc.

at

$23.50 Net Per Share

by

Titan Acquisition Sub, Inc.

a wholly owned subsidiary of

Evraz Group S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 16, 2008, UNLESS THE OFFER IS EXTENDED.

Titan Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 (“Shares”), of Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont Steel”), at a price of $23.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 9, 2007, among Evraz, Purchaser and Claymont Steel (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Claymont Steel and Claymont Steel will be the surviving corporation (the “Merger”).

The Claymont Steel board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Claymont Steel board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages (ii) through (iv). You should read this entire document carefully before deciding whether to tender your Shares.

The Dealer Manager for the Offer is:

December 18, 2007

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Mellon Investor Services, the “Depositary” for the Offer, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by Wednesday, January 16, 2008, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

i

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Purchaser (as defined below).

Principal Terms

•

Titan Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 (“Shares”), of Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont Steel”), at a price of $23.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 9, 2007, among Evraz, Purchaser and Claymont Steel (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Claymont Steel and Claymont Steel will be the surviving corporation (the “Merger”).

•

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the number of Shares outstanding on a fully diluted basis, we will acquire the remainder of the Shares in the Merger for $23.50 per Share in cash without interest thereon and less any applicable stock transfer taxes and withholding taxes. Dissenting stockholders of Claymont Steel who do not tender their Shares and meet certain other requirements under Delaware law and continue to own shares as of the time of the Merger will have appraisal rights in the Merger.

•

Claymont Steel has granted Purchaser a top-up option (exercisable by Purchaser at any time on or prior to the tenth business day after Purchaser has accepted for payment and paid for Shares tendered in the Offer) to purchase a number of newly-issued or treasury Shares of Claymont Steel sufficient to result in Evraz and Purchaser owning, in the aggregate, one Share more than 90 percent of the total number of Shares outstanding (including such newly-issued or treasury Shares). This top-up option is exercisable only if, at the time of exercise, Evraz and Purchaser own, directly or indirectly, at least 80 percent of Claymont Steel’s outstanding Shares. The per Share purchase price for Shares under this top-up option would be equal to the Offer Price. This top-up option is subject to certain additional terms and conditions.

•

The initial offering period for the Offer will end at 12:00 midnight, New York City time, on January 16, 2008, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	See Section 1—“Terms of the Offer” below.

Claymont Steel Board Recommendation

•

The Claymont Steel board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Claymont Steel board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10—“Background of the Offer; Contacts with Claymont Steel” below.

Stockholder Agreement

•

H.I.G. Capital LLC, Inc. (“H.I.G. Capital”) entered into a Stockholder Support Agreement with Evraz, dated as of December 9, 2007 (“Stockholder Agreement”). In the Stockholder Agreement, H.I.G. Capital agreed to tender the 7,486,303 Shares of which it is the beneficial owner (representing approximately 42.6 percent of the Shares) in the Offer and, if separately put to a vote, to vote its shares in favor of the Merger and against any Acquisition Proposal (or any action that is designed to or would delay, prevent or frustrate the merger). H.I.G. Capital also agreed in the Stockholder Agreement not to sell, assign, transfer, pledge, encumber or otherwise dispose of or offer to dispose of its Shares other than pursuant to the terms of the Stockholder Agreement. The board of directors of Claymont Steel has unanimously approved the Stockholder Agreement and the transactions contemplated thereby. See Section 11—“Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement” below.

Conditions

•	We are not obligated to purchase any tendered Shares unless:

•

At least a majority of the outstanding Shares (assuming exercise in full of all outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not vested or then exercisable) have been validly tendered in the Offer and not properly withdrawn at the expiration of the Offer. We refer to this condition as the “Minimum Tender Condition.”

•	The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated.

•

Further, we are not obligated to purchase any tendered Shares if there occurs any change, condition, event or development, that has had or could reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” (as defined in the Merger Agreement).

•

The Offer is also subject to a number of other important conditions. We can waive these conditions (other than the Minimum Tender Condition) without Claymont Steel’s consent. See Section 13— “Certain Conditions of the Offer.”

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, and any other required documents, and send it (or a manually executed facsimile thereof) together with the stock certificate(s) representing your Shares to the Depositary or follow the procedures described in this Offer to Purchase for book-entry transfer. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the letter of transmittal and in Section 3— “Procedures for Tendering Shares”;

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional Nasdaq trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3— “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker or a bank, you should contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•	You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by February 15, 2008 accepted your Shares for payment, you can withdraw them at any time after such time until we accept Shares for payment. See Sections 1 and 4— “Terms of the Offer” and “Withdrawal Rights.”

•

To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you still have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. You will not be able to withdraw Shares tendered in the Offer during any subsequent offering period. See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

Recent Claymont Steel Trading Prices; Subsequent Trading

•	On December 7, 2007, the last trading day before Evraz and Claymont Steel announced that they had signed the Merger Agreement, the closing price of the Shares reported on Nasdaq was $22.00 per Share.

•

The Offer Price of $23.50 per Share represents a premium of 6.8 percent to Claymont Steel’s closing stock price on December 7, 2007, a premium of 19.1 percent to its three-month volume weighted average stock price for the three-month period ending on December 7, 2007, or a premium of 38.2 percent to Claymont Steel’s initial public offering price of $17.00 in December 2006.

•	On December 17, 2007, the last trading day before Purchaser commenced the Offer, the closing price of the Shares reported on Nasdaq was $23.29 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•

If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the amount of cash you receive in the Offer (increased by any taxes withheld or deducted) and (b) your adjusted tax basis in the Shares you sell in the Offer. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer to you. See Section 5—“Material United States Federal Income Tax Consequences of the Offer.”

Further Information

•

For further information, you can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free) or (212) 929-5500 (call collect) or ABN AMRO Incorporated, the dealer manager for the Offer, at (212) 409-6759. See the back cover page of this Offer to Purchase.

To All Holders of Shares of Common Stock of

Claymont Steel Holdings, Inc.:

I NTRODUCTION

Titan Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), hereby offers to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Claymont Steel Holdings, Inc., a Delaware corporation (“Claymont Steel”), at a price of $23.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker or bank, you should check with your broker or bank as to whether they charge any service fees. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28 percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability. See Section 5—“Material United States Federal Income Tax Consequences of the Offer.” Purchaser will pay all charges and expenses of Mellon Investor Services LLC (the “Depositary”), ABN AMRO Incorporated (the “Dealer Manager” and, together with its affiliates, “ABN”) and MacKenzie Partners, Inc. (the “Information Agent”).

The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn at least a majority of the total number of outstanding Shares (assuming exercise of all outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not vested or then exercisable) at that time (the “Minimum Tender Condition”), (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated or, where applicable, any required approval under the HSR Act shall have been obtained, and (c) subject to certain exceptions, no change, condition, event or development, shall have occurred, which individually or in the aggregate, has had or could reasonably be expected to have a “Material Adverse Effect” (as defined in the Merger Agreement) on Claymont Steel. The Offer is also subject to certain other terms and conditions. See Section 13—“Certain Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, on Wednesday, January 16, 2008, unless extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Certain Conditions of the Offer,” and “Certain Legal Matters.”

The Claymont Steel board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Claymont Steel board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the board of directors of Claymont Steel, see Claymont Steel’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “Commission”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to holders of Shares concurrently herewith.

Jefferies & Company, Inc. (“Jefferies”) and Western Reserve Partners LLC (“Western Reserve”) have delivered to the Claymont Steel board of directors written opinions, dated December 9, 2007, that as of the date of each respective opinion and subject to the assumptions, limitations and qualifications contained in each respective opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Shares. Copies of Jefferies and Western Reserve’s written opinions, which set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, are contained in the Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. On the effective date of the Merger, each outstanding Share (other than Shares owned by Evraz, Purchaser or any subsidiary of Evraz or Claymont Steel or held in the treasury of Claymont Steel or held by stockholders who properly exercise appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”) upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement.” Section 5—“Material United States Federal Income Tax Consequences of the Offer” below describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the approval of the agreement of merger (as such term is used in Section 251 of the Delaware General Corporation Law (the “DGCL”)) set forth in the Merger Agreement by the requisite vote of stockholders of Claymont Steel. Under the DGCL, the affirmative vote of a majority of the outstanding Shares to adopt the agreement of merger is the only vote of any class or series of Claymont Steel’s capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of Claymont Steel’s stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder.

The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that following completion of the Offer, Purchaser owns at least 90 percent of the then outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option, Evraz shall effect a short-form merger of Purchaser into Claymont Steel if permitted to do so under the DGCL. See Section 15—“Certain Legal Matters.”

No appraisal rights are available in connection with the Offer. However, under the DGCL, dissenting stockholders who meet certain criteria and continue to own their Shares at the time of the Merger will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, January 16, 2008, unless Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition, regulatory approval under the HSR Act and the other conditions described in Section 13—“Certain Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Claymont Steel, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13—“Certain Conditions of the Offer”, (e) modify the conditions to the Offer described in Section 13—“Certain Conditions of the Offer” in a manner adverse to the holders of the Shares, (f) extend the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of the Shares.

Upon the terms and conditions of the Offer, promptly following the Expiration Date, we will purchase and pay for any Shares validly tendered and not withdrawn by the Expiration Date or during any subsequent offering period. We may (a) extend the Offer for one or more periods of not more than twenty business days each if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied (or waived by us), (b) extend the Offer for any period required by any rule, regulation or requirement of the Commission or Nasdaq applicable to the Offer or (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”). In any event, Purchaser is not required to and cannot, without the consent of Claymont Steel, extend the Offer beyond March 14, 2008. See Sections 1 and 13—“Terms of the Offer” and “Certain Conditions of the Offer.”

We may be required to extend the Offer under certain circumstances, including:

•

if, at the time the Offer is scheduled to expire, the applicable waiting or review period under the HSR Act has not been terminated or expired (or the related condition waived by Evraz or Purchaser), then Claymont Steel may require that we extend the Offer for a period of not more than ten business days in order to permit the satisfaction of the offer conditions;

•

if, at the time the Offer is scheduled to expire, all of the conditions to the Offer have been satisfied, other than the Minimum Tender Condition, we are required to extend the Offer for a period of ten business days (assuming continued satisfaction of all conditions other than the Minimum Tender Condition, we will be required to extend the Offer only once);

•

if, at the time the Offer is scheduled to expire, Claymont Steel is in breach of the Merger Agreement, the breach would result in a failure of a condition to the Offer (which failure has not been waived by Purchaser) and the breach is unintentional and capable of being cured within 10 business days of receipt of notice of such breach by Claymont Steel, Claymont Steel may require that we extend the Offer until the expiration of the applicable cure period, if any; and

•

if, within four business days prior to Expiration Date, Claymont Steel receives an Acquisition Proposal (as defined below) or a revision to a previously received Acquisition Proposal that is still pending as of such expiration date, then Claymont Steel may require that we extend the offer until the later of (i) five business days following its receipt of the Acquisition Proposal (or revision thereto) and (ii) the last business day of the required notice and negotiation periods relating to such Acquisition Proposal under the Merger Agreement. See Section 11—“Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement.”

There can be no assurance that Purchaser will exercise its right to extend the Offer or that Claymont Steel will require us to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4— “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

Purchaser expressly reserves the right, in its sole discretion, subject to the applicable rules and regulations of the Commission and to the terms and conditions of the Merger Agreement, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Certain Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, Evraz and Purchaser may terminate the Merger Agreement and the Offer.

Purchaser expressly reserves the right, in its sole discretion, subject to applicable rules and regulations of the Commission, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental or regulatory approvals specified in Section 15. See Sections 13 and 15—“Certain Conditions of the Offer” and “Certain Legal Matters.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

The rights we reserve in the immediately preceding paragraph are in addition to our rights set forth in Section 13—“Certain Conditions of the Offer.” Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the Commission.

Pursuant to Rule 14d-11 under the Exchange Act and subject to the Merger Agreement, we may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m. New York City time on the next business day following the expiration of the initial offering period of the Offer, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

Claymont Steel has agreed to provide Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Claymont Steel’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 13— “Certain Conditions of the Offer.” In addition, subject to the applicable rules of the Commission, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are required to obtain prior to the completion of the Offer, including under the HSR Act, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to any affiliate of Evraz, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, Evraz and Purchaser may assign any of their respective rights and obligations to any affiliate of Evraz, but no such assignment will relieve either Evraz or Purchaser from their obligations under the Merger Agreement.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if

such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq Global Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Claymont Steel, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Evraz, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until theretofore accepted for payment by Purchaser pursuant to the Offer, such Shares may also be withdrawn at any time after February 15, 2008.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Evraz, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment, Shares, pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after February 15, 2008, unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5. Material United States Federal Income Tax Consequences of the Offer

The following is a summary of the principal U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders.

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a holder of Shares that is a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation, any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with respect to Shares

The exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer will recognize gain or loss, if any, equal to the difference between the amount of cash received (increased by any taxes withheld or deducted) and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary). Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders.

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of a Share that is not a U.S. Holder or a partnership.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

(a)	the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (in which event (i) such Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but should provide a Form W-8ECI instead of a Form W-9, and (ii) if such Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty)),

(b)	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, or

(c)	the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if it provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6. Price Range of Shares; Dividends

According to Claymont Steel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended, Claymont Steel effected an initial public offering of its common stock on December 22, 2006, and the Shares started trading on the Nasdaq Global Market under the symbol “PLTE” on December 19, 2006. The following table sets forth the high and low sales prices per Share on Nasdaq as reported in Claymont Steel’s Annual Report Form on Form 10-K for the fiscal year ended December 31, 2006 with respect to the period beginning on the first date of trading, December 19, 2006, to December 31, 2006, and as reported during the current fiscal year by published financial sources with respect to periods occurring in fiscal year 2007:

Fiscal Year	High	Low
2006:
December 19 through December 31	$19.14	$17.56
2007:
First Quarter	$20.74	$15.91
Second Quarter	$24.50	$19.65
Third Quarter	$24.17	$18.09
Fourth Quarter (through December 17, 2007)	$23.86	$17.00

On December 7, 2007, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on Nasdaq was $22.00 per Share. On December 17, 2007, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the Nasdaq was $23.29 per Share. Claymont Steel has not paid dividends in the period after its initial public offering. According to Claymont Steel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended, during the past two years and prior to Claymont Steel’s initial public offering, Claymont Steel paid (i) a dividend of approximately $69.6 million to its stockholders on June 14, 2006, out of the proceeds from an offering of debt securities by Claymont Steel’s operating subsidiary, and (ii) a dividend of approximately $71.2 million to its stockholders on July 13, 2006, out of the proceeds from an offering of debt security by Claymont Steel. According to the Form 10-K, Claymont Steel does not anticipate paying cash dividends in the foreseeable future. Under the terms of the Merger Agreement, Claymont Steel is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Evraz. See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the Nasdaq Global Market. According to the published guidelines of Nasdaq, Nasdaq would consider disqualifying the Shares for listing on the Nasdaq Global Market

(though not necessarily for listing on the Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Claymont Steel has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) Claymont Steel has stockholders’ equity of less than $2.5 million, (ii) the market value of Claymont Steel’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Claymont Steel’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Claymont Steel, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Claymont Steel, as of December 7, 2007, there were 17,566,754 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for the Nasdaq Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, Claymont Steel will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of Nasdaq, which means that Claymont Steel would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the compensation committee of Claymont Steel’s board of directors. The controlled company exemption does not modify the independence requirements for Claymont Steel’s audit committee under the rules of Nasdaq. We expect Claymont Steel to elect “controlled company” status following completion of the Offer.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Claymont Steel upon application to the Commission if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Claymont Steel to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Claymont Steel. Furthermore, the ability of “affiliates” of Claymont Steel and persons holding “restricted securities” of Claymont Steel to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. Purchaser intends to seek to cause Claymont Steel to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Claymont Steel

The following description of Claymont Steel and its business has been taken from Claymont Steel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended, and Claymont Steel’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007, and is qualified in its entirety by reference to such reports.

Claymont Steel is a Delaware corporation with its principal executive offices located at 4001 Philadelphia Pike, Claymont, Delaware 19703. Claymont Steel’s telephone number is (302) 792-5400.

Claymont Steel is the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Serving the commodity plate market since the 1990s, Claymont Steel transitioned its business focus in 2001, to producing custom (i.e., thicker, longer and wider than standard sized) plate. In order to effect this change, Claymont Steel upgraded and reoriented its facility from 2001 to 2003, which can now conduct a full range of steel-making activities, and has the capacity to produce over 500,000 tons of steel plate annually.

Available Information. Claymont Steel is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Claymont Steel’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Claymont Steel’s securities, any material interests of such persons in transactions with Claymont Steel and other matters is required to be disclosed in proxy statements and periodic reports distributed to Claymont Steel’s stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission’s office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549. Further information on the operation of the Commission’s Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Claymont Steel, who file electronically with the Commission. The address of that site is http://www.sec.gov. Such information may also be obtained from Claymont Steel’s Internet web site at www.claymontsteel.com, by clicking on the “Investors Relations” link, then the “Financial Information” link and then the “SEC Filings” link.

Financial Forecasts. Claymont Steel’s management from time to time has prepared internal financial forecasts regarding its anticipated future operations for the current and subsequent fiscal year. Claymont Steel provided certain of these updated internal forecasts to Evraz and Purchaser, including Claymont Steel’s forecast for the 2007 fiscal year (including actual data for the first 10 months and estimated data for November and December), in connection with the due diligence review of Claymont Steel by Evraz and Purchaser.

The internal financial forecasts prepared by Claymont Steel’s management reflected projected information, a summary of which is set forth below. The projections should be read together with the historical financial statements of Claymont Steel which may be obtained in the manner described above under “Available Information.”

COMPANY PROJECTED FINANCIAL INFORMATION

(in thousands)

2007
Net Sales	$338,385
Operating Cost	$264,602
SG&A	$17,340
Unadjusted EBITDA	$63,282

The internal financial forecasts were not prepared with a view toward public disclosure, and investors should not unduly rely on such forecasts. The summary of these forecasts is not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but because these forecasts were made available by Claymont Steel to Evraz and Purchaser. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Claymont Steel’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, timely development of competitive products and pricing; fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; plant construction and repair delays; the ability to retain key management and technical personnel of Claymont Steel; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in Claymont Steel’s Annual Report on Form 10-K filed with the Commission for the fiscal year ended December 31, 2006, as amended. In addition, the forecasts may be affected by Claymont Steel’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Claymont Steel’s control. The forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, actual results are likely to vary significantly from those set forth in these forecasts. In addition, these forecasts were not prepared with a view toward compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. None of Claymont Steel, the board of directors of Claymont Steel, Claymont Steel’s advisors, agents, representatives, or independent consultants and none of Evraz, Purchaser and any of their respective boards of directors, advisors, agents, representatives or independent consultants can give you any assurance that actual results will not differ from these forecasts, nor do they assume any obligation to update or revise these forecasts. None of Claymont Steel, Evraz and Purchaser intends to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of preparation of the forecasts or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the forecasts are inaccurate. The inclusion of the summary of these forecasts in this document should not be regarded as a representation by Claymont Steel, Evraz, Purchaser or any other person that forecasted results will be achieved.

The prospective financial information included in this Offer to Purchase was prepared by Claymont Steel’s management. Claymont Steel’s independent accountants have neither examined nor compiled the accompanying prospective financial information and, accordingly, Claymont Steel’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

Except as otherwise set forth herein, the information concerning Claymont Steel contained in this Offer to Purchase has been furnished by Claymont Steel or taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Evraz, Purchaser, and any of their respective affiliates or assigns, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Claymont Steel contained in such documents and records or for any failure by Claymont Steel to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9. Certain Information Concerning Purchaser and Evraz

Purchaser. Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly owned subsidiary of Evraz. The business offices of Purchaser are located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808 and Purchaser’s telephone number is +7 (495) 232-1370.

Evraz. Evraz is a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg. Evraz is one of the largest vertically integrated steel and mining businesses with operations mainly in the Russian Federation and Eastern Europe. The business offices of Evraz are located at 1 Allée Scheffer, L-2520 Luxembourg, and Evraz’s telephone number is +7 (495) 232-1370. Lanebrook Limited, a Cyprus corporation, owns 72.89 percent of Evraz. Evraz is ultimately controlled by Mr. Alexander Abramov and Mr. Roman Abramovich (the “Controlling Persons”).

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and executive officers of Evraz, the members of the board of directors and executive officers of Purchaser and the Controlling Persons are set forth in Schedule A to this Offer to Purchase.

None of Evraz, Purchaser or, to the knowledge of Evraz or Purchaser, after reasonable inquiry, the Controlling Persons or any of the other persons listed in Schedule A to this Offer to Purchase, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws or a finding of any violation of United States federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or Schedule A to this Offer to Purchase or as previously disclosed in filings with the Commission: (a) neither Evraz nor Purchaser nor, to Evraz’s or Purchaser’s knowledge, after reasonable inquiry, the Controlling Persons or any of the other persons listed in Schedule A or any associate or majority owned subsidiary of Evraz or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Claymont Steel, (b) neither Evraz nor Purchaser nor, to Evraz’s or Purchaser’s knowledge, after reasonable inquiry, the Controlling Persons or any of the other individuals or entities referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Claymont Steel during the past 60 days, (c) neither Evraz, nor Purchaser nor, to Evraz’s or Purchaser’s knowledge, after reasonable inquiry, the Controlling Persons or any of the other persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Claymont Steel (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the Commission between Evraz or Purchaser or any of their subsidiaries or, to Evraz’s or Purchaser’s knowledge, after reasonable inquiry, the Controlling Persons or any of the other persons listed in Schedule A, on the one hand, and Claymont Steel or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between Evraz or Purchaser or any of their subsidiaries or, to Evraz’s or Purchaser’s knowledge, after reasonable inquiry, the Controlling Persons or any of the other persons listed in Schedule A, on the one hand, and Claymont Steel or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Claymont Steel’s securities, an election of Claymont Steel’s directors or a sale or other transfer of a material amount of assets of Claymont Steel.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Evraz has available to it sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10. Background of the Offer; Contacts with Claymont Steel

In the ordinary course of business, Evraz continuously explores opportunities to expand its business platforms. In December 2005, Jefferies contacted Evraz on behalf of CitiSteel USA, Inc. (“CitiSteel”, the former name of Claymont Steel, Inc. until August 2006) inquiring whether Evraz would be interested in exploring a potential acquisition of CitiSteel. At the time, H.I.G. Capital owned substantially all of the equity of CitiSteel.

On February 1, 2006, Evraz entered into a confidentiality agreement with CitiSteel and was provided with a confidential information memorandum and a request to submit a preliminary, non-binding indication of interest. In February and March 2006, representatives of Evraz and CitiSteel, including Jefferies, engaged in preliminary discussions regarding the terms of a potential transaction.

On February 14, 2006, Evraz submitted a non-binding indication of interest to Jefferies to acquire CitiSteel on a cash- and debt-free basis for $275 million and suggested conducting a due diligence investigation in February and March 2006.

In March 2006, representatives of Evraz conducted several site visits of CitiSteel’s facility, which included a management presentation about CitiSteel’s business. On March 31, 2006, Evraz submitted a revised indication of interest to acquire CitiSteel on a cash- and debt-free basis for $325-$350 million.

In April 2006, representatives of Evraz, including Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), Evraz’s legal advisor, were provided with certain non-public information about CitiSteel in an electronic dataroom so that Evraz could commence its due diligence process. Concurrently with the due diligence investigation, Cleary Gottlieb and Morgan Lewis & Bockius LLP (“Morgan Lewis”), legal advisor to CitiSteel, exchanged drafts of a stock purchase agreement. During the month of May 2006, representatives of Evraz continued the due diligence investigation and the parties’ legal advisors negotiated the terms of the proposed stock purchase agreement.

On April 26, 2006, Evraz and CitiSteel entered into an exclusivity agreement providing for an exclusivity period through May 31, 2006. Evraz reaffirmed its interest in acquiring CitiSteel and raised its proposed price to $350 million on a debt-free basis, subject to satisfactory due diligence results.

On May 25 and 26, 2006, representatives of Evraz, including Cleary Gottlieb, and representatives of CitiSteel, including Morgan Lewis and Jefferies, met in person in New York to negotiate the stock purchase agreement and the business terms of the proposed transaction. On May 29, 2006, the board of directors of Evraz determined not to proceed with the acquisition of CitiSteel. On May 30, 2006, Evraz informed CitiSteel that it was no longer interested in a potential strategic transaction with CitiSteel. At this point, all discussions between the parties ceased until early October 2007.

In August 2006, CitiSteel changed its name to Claymont Steel, Inc.

In December 2006, Claymont Steel Holdings, Inc. (“Claymont Steel”), the parent of Claymont Steel, Inc., completed an initial public offering of Shares. At the conclusion of the offering, H.I.G. Capital retained approximately 42.6 percent of the Shares.

In late July 2007, Claymont Steel filed with the SEC a registration statement on Form S-1 to register all Shares owned by H.I.G. Capital. In early August 2007, Claymont Steel requested, and was granted, the withdrawal of the registration statement prior to its effectiveness at the request of H.I.G. Capital.

On September 27, 2007, Evraz contacted Jefferies to express its interest in acquiring H.I.G. Capital’s 42.6% stake in Claymont Steel (the “Minority Investment”). On October 4, 2007, Mr. Alexander Frolov, Chairman and Chief Executive Officer of Evraz, and Mr. Pavel Tatyanin, Senior Vice President and Chief Financial Officer of Evraz, met in London with Mr. Matthew Sanford, in his capacity as managing director of H.I.G. Capital, for preliminary discussions concerning the Minority Investment.

On October 15, 2007, Evraz submitted a non-binding indication of interest to Jefferies to purchase H.I.G. Capital’s stake in Claymont Steel at a price based on seven times Claymont Steel’s publicly disclosed EBITDA for the latest twelve months. In its indication of interest, Evraz noted that it would be prepared to offer a 15% premium over this proposed price if Evraz would be able to acquire more than 50% of the Shares.

On October 28, 2007, Jefferies suggested to Evraz that, as an alternative to Evraz’s acquiring a majority of the Shares, in addition to acquiring H.I.G. Capital’s stake, Evraz could explore the possibility of purchasing a number of newly issued Shares sufficient to raise Evraz’s potential interest in Claymont Steel to 49.5%, at a price of $23.00 per Share. Jefferies also suggested that in such a transaction Mr. Jeff Bradley, Claymont Steel’s Chief Executive Officer, could be interested in selling his Shares. As part of this proposed transaction structure, the four members appointed by H.I.G. Capital on Claymont Steel’s seven-member board of directors would resign and be replaced by directors nominated by Evraz. Evraz was informed that this alternative had not yet been discussed with Claymont Steel or Mr. Bradley. Subsequent to this conversation, representatives of Evraz and H.I.G. Capital discussed the possibility of entering into an exclusivity agreement with a 30-day term.

On October 30, 2007, Evraz contacted representatives of ABN AMRO Incorporated (“ABN AMRO”) about the possibility that ABN AMRO would act as Evraz’s exclusive financial advisor in connection with exploring a possible strategic transaction involving Claymont Steel. Evraz formally engaged ABN AMRO on November 16, 2007.

On November 5, 2007, representatives of H.I.G. Capital provided drafts of a stock purchase agreement and a standstill and governance agreement to representatives of Evraz, noting that neither draft had been reviewed by Claymont Steel and remained subject to Claymont Steel’s comments.

During the week of November 5, 2007, representatives of Evraz, including ABN AMRO and Cleary Gottlieb, engaged in various discussions with representatives of H.I.G. Capital, Jefferies and Akerman Senterfitt (“Akerman”), legal advisor to H.I.G. Capital, concerning the structure and terms of the Minority Investment, including, among others, the arrangements for replacing the members of the board of directors of Claymont Steel nominated by H.I.G. Capital with Evraz nominees.

On November 6, 2007, Morgan Lewis informed Cleary Gottlieb that the board of directors of Claymont Steel had established a special committee, composed exclusively of independent directors, to consider the terms of the Minority Investment, and that the special committee had engaged its own legal advisor, Potter Anderson & Corroon LLP (“Potter Anderson”). On November 12, 2007, Potter Anderson informed Cleary Gottlieb that the special committee was in the process of engaging a financial advisor to assist in its consideration of the Minority Investment.

On November 12, 2007, a representative of Evraz visited Claymont Steel’s facilities in Claymont, Delaware, after authorization for the site visit was granted during a telephone conversation between Evraz and Jefferies on November 9, 2007.

On November 14, 2007, the board of directors of Evraz met and approved the Minority Investment or, alternatively, the acquisition of Claymont Steel, subject to the negotiation and execution of final definitive documents satisfactory to certain authorized signatories of Evraz.

Between November 14 and November 19, 2007, discussions between representatives of Evraz, H.I.G. Capital and Claymont Steel regarding the Minority Investment continued. During the course of these discussions, Evraz indicated that in addition to the Minority Investment, Evraz would also review the possibility of the acquisition of Claymont Steel.

On November 19, 2007, Mr. Tatyanin and representatives of Jefferies discussed the possibility of Evraz’s withdrawing its October 15 indication of interest to pursue the Minority Investment and instead extending an offer to acquire Claymont Steel as a way in which a potential transaction could be agreed upon on a more expeditious basis.

On November 20, 2007, Evraz formally withdrew its October 15 indication of interest and submitted a non-binding indication of interest to acquire Claymont Steel at a price of $22.00 to $23.00 per Share, subject to satisfactory results of a limited due diligence investigation focusing on environmental and employee benefits matters, the execution of exclusivity agreements with 30-day terms with both Claymont Steel and H.I.G. Capital by November 27, 2007, unanimous approval of Claymont Steel’s board of directors, and the execution and delivery of definitive agreements with respect to the proposed transaction. In its indication of interest, Evraz suggested a meeting in London on November 26, 2007, between representatives of Claymont Steel and representatives of Evraz, including Mr. Frolov.

On November 21, 2007, Jefferies informed ABN AMRO that the board of directors of Claymont Steel, at its special meeting on November 20, 2007, had disbanded the special committee as well as named Messrs. Bradley and Sanford as chief negotiators on behalf of Claymont Steel and authorized them to travel to London on November 26, 2007, to meet with representatives of Evraz to explore a potential strategic transaction.

Also on November 21, 2007, Cleary Gottlieb provided Morgan Lewis with a draft of a confidentiality agreement between Evraz and Claymont Steel. Between November 21 and November 26, 2007, Cleary Gottlieb and Morgan Lewis exchanged drafts of the confidentiality agreement. On November 24, 2007, Morgan Lewis informed Cleary Gottlieb that the board of directors of Claymont Steel was unwilling to accept the proposed carve-out of H.I.G. Capital’s interest from the 12-month standstill provision in the proposed confidentiality agreement. After several discussions, on November 25, 2007, Morgan Lewis informed Cleary Gottlieb that the board of directors of Claymont Steel would agree to accept the proposed carve-out of H.I.G. Capital’s interest from the standstill only if, in the event Evraz acquired any Shares from H.I.G. Capital, Evraz would make an offer to all stockholders of Claymont Steel to purchase their Shares at the price paid to H.I.G. Capital. This was agreed and the parties executed the confidentiality agreement on November 26, 2007.

On November 26, 2007, representatives of Evraz, including Messrs. Frolov and Tatyanin, Messrs. Bradley and Sanford, on behalf of Claymont Steel, and representatives of ABN AMRO and Jefferies met in person in London to discuss the structure and business terms of the proposed transaction. During this meeting, Mr. Tatyanin indicated that Evraz was not prepared to raise its proposed price of $22.00 to $23.00 per Share, as requested by Claymont Steel. The parties also discussed the following topics, among others:

•	the terms of the proposed confidentiality agreement between Evraz and Claymont Steel;

•

Claymont Steel’s business and operations, including, among others, operational costs, capacity and limitation of plate production, year-to-date sales volume, operating personnel, capital expenditure plans, environmental matters, and long-term capacity and margin goals; and

•	the scope of diligence items to be provided by Claymont Steel.

On November 27, 2007, Cleary Gottlieb delivered a draft amendment to the existing confidentiality agreement between Evraz and Claymont Steel to Morgan Lewis, and a draft of an exclusivity agreement with H.I.G. Capital to Akerman, each providing for a 30-day period of exclusivity to negotiate a transaction with Claymont Steel and a commitment to sell with H.I.G. Capital.

On November 28, 2007, Evraz and Claymont Steel entered into an amendment to the existing confidentiality agreement, substantially on the terms proposed by Evraz, except that the agreed exclusivity period was three weeks. On November 30, 2007, after the board of directors of Claymont Steel granted approval, Evraz and H.I.G. Capital entered into an exclusivity agreement with terms substantially similar to those of the amendment to the confidentiality agreement between Evraz and Claymont Steel (including the length of the exclusivity period).

Beginning on November 30, 2007, Claymont Steel and its advisors made available to Evraz and its advisors certain non-public documents so that Evraz could conduct a limited documentary due diligence process.

Between November 30 and December 9, 2007, representatives of Evraz, including ABN AMRO and Cleary Gottlieb, and representatives of Claymont Steel, including Jefferies and Morgan Lewis, exchanged drafts and negotiated the terms of the proposed merger agreement, including, among other things, the provisions governing:

•	the circumstances in which the Offer would be extended;

•	the conditions to the Offer;

•	the definition of material adverse effect;

•	the circumstances in which Claymont Steel would be required to pay the termination fee;

•

the procedures to be followed in the event Claymont Steel received a proposal for the acquisition of 15% or more of its assets or shares prior to acceptance of the Shares by Evraz pursuant to the Offer;

•	the circumstances in which the board of directors of Claymont Steel would be allowed to change its recommendation of the Offer and the Merger;

•	the treatment of employees of Claymont Steel following the closing of the transaction;

•	the limitations on Claymont Steel’s business operations prior to the closing of the transaction; and

•	the representations and warranties of Claymont Steel.

Concurrently with the negotiation of the proposed merger agreement, representatives of Evraz, including ABN AMRO and Cleary Gottlieb, and representatives of H.I.G. Capital, including Akerman, exchanged drafts and negotiated the terms of a proposed stockholder support agreement required by Evraz as an inducement to it to enter into a merger agreement with Claymont Steel, including, among other things, the following provisions:

•	the commitment of H.I.G. Capital to tender its Shares into any offer commenced by Evraz;

•	the grant by H.I.G. Capital to Evraz of an option to purchase H.I.G. Capital’s interest in Claymont Steel at a fixed price of $23.00 per Share, with a 12-month term; and

•

the restrictions on H.I.G. Capital’s ability to terminate the stockholder support agreement (including its obligation not to sell its interest in Claymont Steel and not to vote its Shares in favor of any alternative business combination) for a period of 12 months following the termination of the merger agreement.

The initial draft of the proposed stockholder support agreement provided that Evraz would have the right to purchase H.I.G. Capital’s Shares for a one-year period following the termination of the merger agreement, and that H.I.G. Capital would commit not to sell its Shares to a third party or vote in favor of any alternative business combination during the one-year period. On December 4, 2007, H.I.G. Capital informed Evraz that H.I.G. Capital was not willing to grant the requested call option to Evraz or to agree to any restrictions on its ability to sell its Shares following the termination of the Merger Agreement. Morgan Lewis informed Cleary Gottlieb that Claymont Steel agreed with H.I.G. Capital’s view on these provisions.

On December 8, 2007, Jefferies communicated to ABN AMRO that Evraz should consider raising the price per Share to $24.00. ABN AMRO responded that Evraz would not be interested in a transaction at that price but might be willing to consider a smaller price increase. Following this conversation, Evraz informed Claymont Steel and Jefferies that it might be willing to raise the price per Share to $23.50 in exchange for Claymont Steel’s agreeing to Evraz’s proposed terms in the merger agreement with respect to non-solicitation, termination and the amounts payable to Evraz upon termination of the merger agreement by Claymont Steel in certain circumstances.

On December 8 and 9, 2007, representatives of Evraz, Claymont Steel, ABN AMRO, Jefferies, Cleary Gottlieb, Morgan Lewis and Akerman participated in telephone conferences to negotiate and resolve the remaining business and legal issues in the proposed transaction. The participants discussed the following topics, among others:

•	the ability of Claymont Steel to incur indebtedness between signing and closing;

•	the ability of Evraz to modify the terms of the proposed transaction in response to a competing proposal, and the obligation of Claymont Steel to consider such modified terms;

•	the amount of the expense reimbursement and termination fees, and the circumstances in which they would be payable;

•	the termination provisions of the stockholder support agreement with H.I.G. Capital; and

•

the provisions in the merger agreement limiting Claymont Steel’s ability to solicit competing proposals and governing the procedures for terminating the merger agreement, including in light of the proposed terms of the stockholder support agreement.

During one of the telephone conferences, Mr. Tatyanin stated that Evraz would be prepared to increase its proposed price to $23.50 per Share, but stated that this price was final and that Evraz would require Claymont Steel to make a stronger commitment to the proposed transaction by agreeing to non-solicitation and termination provisions in the merger agreement in a form acceptable to Evraz.

At a special meeting held on December 9, 2007, the board of directors of Claymont Steel unanimously approved the merger agreement, the stockholder support agreement, the Offer and the Merger, determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares and unanimously resolved to recommend that holders of Shares accept the offer and tender their Shares pursuant to the Offer. On December 9, 2007, Claymont Steel, Evraz and Purchaser executed the merger agreement, and H.I.G. Capital and Evraz executed the stockholder support agreement.

On December 10, 2007, Evraz and Claymont Steel issued a joint press release announcing the execution of the merger agreement. On December 18, 2007, Purchaser commenced the Offer.

11. Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement

Purpose of the Offer and Plans for Claymont Steel. The purpose of the Offer and the Merger is for Evraz, through Purchaser, to acquire control of, and the entire equity interest in, Claymont Steel. Pursuant to the Merger, Evraz will acquire all of the capital stock of Claymont Steel not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of Claymont Steel who sell their Shares in the Offer will cease to have any equity interest in Claymont Steel or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Claymont Steel. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Claymont Steel will not bear the risk of any decrease in the value of Claymont Steel.

Assuming Purchaser purchases a majority of the Shares pursuant to the Offer, Evraz is entitled, if it so elects, to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Claymont Steel. See “The Merger Agreement—Directors” below.

In accordance with the Merger Agreement, following the Offer, Evraz will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the top-up option, we may acquire Shares pursuant to the top-up option. Evraz and its affiliates also reserve the right to dispose of any or all Shares acquired by them.

Except as otherwise provided herein, it is expected that following the Merger, the business and operations of Claymont Steel will be continued substantially as they are conducted currently. Evraz will continue to conduct a detailed review of Claymont Steel and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Evraz will take such actions as it deems appropriate in light of the circumstances which then exist.

Except as disclosed in this Offer to Purchase, neither Purchaser nor Evraz has any present plans or proposals that would result in an extraordinary corporate transaction involving Claymont Steel or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Claymont Steel’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that Evraz and Purchaser have filed with the Commission (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 13—“Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or at the Expiration Date. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time in its sole discretion, to modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Claymont Steel, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13—“Certain Conditions of the Offer,” (e) modify those conditions in a manner adverse to the holders of the Shares, (f) extend the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of the Shares.

•

Promptly following the Expiration Date or during any subsequent offer period, Purchaser will be required to pay for any Shares validly tendered and not withdrawn that are accepted for payment. Purchaser may (a) extend the Offer for one or more periods of not more than twenty business days each if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied (or waived by us), (b) extend the Offer for any period required by any rule, regulation or requirement of the Commission or Nasdaq applicable to the Offer or (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. In addition, we may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. In any event, Purchaser is not required to and cannot, without the consent of Claymont Steel, extend the Offer beyond March 14, 2008. See Sections 1 and 13 —“Terms of the Offer” and “Certain Conditions of the Offer.”

•	We may be required to extend the Offer under certain circumstances, including:
•	if, at the time the Offer is scheduled to expire, the applicable waiting or review period under the HSR Act has not been terminated or expired (or the related condition waived by Evraz or

Purchaser), then Claymont Steel may require that we extend the Offer for a period of not more than ten business days in order to permit the satisfaction of the offer conditions;

•

if, at the time the Offer is scheduled to expire, all of the conditions to the Offer have been satisfied, other than the Minimum Tender Condition, we are required, upon written request of Claymont Steel, to extend the Offer for a period of ten business days (assuming continued satisfaction of all conditions other than the Minimum Tender Condition, we will be required to extend the Offer only once);

•

if, at the time the Offer is scheduled to expire, Claymont Steel is in breach of the Merger Agreement, the breach would result in a failure of a condition to the Offer (which failure has not been waived by Purchaser) and the breach is unintentional and capable of being cured within 10 business days of receipt of notice of such breach by Claymont Steel, Claymont Steel may require that we extend the Offer until the expiration of the applicable cure period, if any; and

•

if, within four business days prior to Expiration Date, Claymont Steel receives an Acquisition Proposal (as defined below) or a revision to a previously received Acquisition Proposal that is still pending as of such expiration date, then Claymont Steel may require that we extend the offer until the later of (i) five business days following its receipt of the Acquisition Proposal (or revision thereto) and (ii) the last business day of the required notice and negotiation periods relating to such Acquisition Proposal under the Merger Agreement. See “No Solicitation” and “Termination”.

Recommendation. Claymont Steel has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the stockholders of Claymont Steel, (b) approved the Merger Agreement and the transactions contemplated thereby, (c) resolved to recommend acceptance of the Offer by Claymont Steel’s stockholders and (d) irrevocably taken all necessary steps to render Section 203 of the DGCL and any similar anti-takeover laws and regulations inapplicable to the Offer, the Merger, the Merger Agreement and the Stockholder Agreement.

Directors. The Merger Agreement provides that, subject to applicable law and applicable rules and regulations of Nasdaq, after Purchaser has purchased at least a majority of the outstanding Shares, and from time to time thereafter, Purchaser has the right to designate a number of directors of Claymont Steel, rounded up to the next whole number, that is equal to the product of the total number of directors on the Claymont Steel board of directors and the percentage that the number of Shares purchased by Purchaser bears to the total number of Shares then outstanding. The Merger Agreement provides that Claymont Steel will, upon request by Purchaser, promptly increase the size of the board of directors of Claymont Steel or use its reasonable best efforts to seek the resignations of one or more existing directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. However, the Merger Agreement further provides that until the time the Merger becomes effective (the “Effective Time”) and there remains at least one director who was a director on the date of the Merger Agreement (a “Continuing Director”), certain actions of the Claymont Steel board of directors will require the concurrence of a majority of the directors of Claymont Steel who are Continuing Directors.

Top-Up Option. Claymont Steel has granted Purchaser a top-up option, exercisable by Purchaser at any time on or prior to the tenth business day after the expiration of the Offer (including any subsequent offering period), and provided that Evraz and Purchaser then own not less than 80 percent of outstanding Shares, to purchase a number of newly-issued or treasury Shares of Claymont Steel sufficient to result in Evraz and Purchaser owning, in the aggregate, one Share more than 90 percent of the total number of Shares outstanding (including such newly-issued or treasury Shares). The per Share purchase price for the Shares would be equal to the Offer Price. Notwithstanding the foregoing, Claymont Steel will not be required to issue more Shares than it has remaining as authorized but unissued pursuant to Claymont Steel’s certificate of incorporation. Claymont Steel’s obligation to deliver Shares pursuant to the top-up option is subject to the condition that doing so would not violate applicable law or a judgment, injunction, order or decree and that no action or consent of Claymont Steel’s stockholders would be required in connection with the top-up option, except that the rules and regulations of Nasdaq will not apply to this condition.

The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Claymont Steel and Claymont Steel will be the surviving corporation, unless Evraz elects to cause Claymont Steel to be merged with and into Purchaser, with Purchaser continuing as the surviving corporation.

Evraz, Purchaser and Claymont Steel have agreed in the Merger Agreement that, unless Evraz effects a short-form merger subject to applicable law, Claymont Steel, acting through its board of directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the agreement of merger set forth in the Merger Agreement. In connection with the special meeting of stockholders, Claymont Steel will prepare and file with the Commission, subject to the prior review and approval of Evraz and Purchaser (which approval shall not be unreasonably withheld), as soon as practicable after the consummation of the Offer, a preliminary proxy statement relating to the Merger as required by the Exchange Act and the rules and regulations thereunder, and will cause the definitive proxy statement (the “Proxy Statement”) to be mailed to Claymont Steel’s stockholders at the earliest practicable date.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period or the exercise of the top-up option, Purchaser or any other direct or indirect subsidiary of Evraz, holds at least 90 percent of the outstanding shares of each class of capital stock of Claymont Steel, each of Evraz, Purchaser and Claymont Steel will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the consummation of the Offer as a short-form merger without action of the stockholders of Claymont Steel.

Charter, Bylaws, Directors and Officers. Following the Merger, the certificate of incorporation of Claymont Steel will be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time, except that Article I thereof will read as follows: “The name of the Corporation is EOSM Investments, Inc.,” and, as so amended, will be the certificate of incorporation of the surviving corporation, and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the surviving corporation, and the officers of Claymont Steel immediately prior to the Effective Time will be the initial officers of the surviving corporation.

Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by Evraz, Purchaser, or any subsidiary of Evraz or Claymont Steel or held in the treasury of Claymont Steel, all of which will be canceled without any consideration being exchanged therefor, and (b) Shares held by stockholders who properly exercise dissenters’ rights under the DGCL, if any) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted at the Effective Time into the right to receive in cash, the Offer Price, without interest and less any applicable withholding taxes, upon surrender of the certificate representing such Shares. At the Effective Time, each share of common stock of Purchaser, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the surviving corporation.

The Merger Agreement provides that at the Effective Time, all of the outstanding options or rights to acquire Shares that are outstanding, whether or not vested, granted under any stock option or similar plan (the “Options”) will be canceled and converted into the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the product of (a) the excess, if any, of the Merger Consideration over the per share exercise or purchase price of such Option and (b) the number of Shares subject to such Option.

Each other incentive award or other right relating to, or the value of which is based on the value of, Shares, other than the Options, that is outstanding at the Effective Time, will be converted into the right to receive an amount in cash, without interest, equal to the product of (a) the excess, if any, of the Merger Consideration over the per Share exercise or purchase price of such incentive award, and (b) the number of Shares subject to such incentive award.

Representations and Warranties. In the Merger Agreement, Claymont Steel has made customary representations and warranties to Evraz and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, absence of any Material Adverse Effect (as defined below), information to be included in this Offer to Purchase, the related Letter of Transmittal and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in the Proxy Statement, broker fees, employee benefit matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, material contracts, insurance, related party transactions, inapplicability of state takeover statutes, and the vote required by Claymont Steel’s stockholders to approve the Merger. Each of Evraz and Purchaser has made customary representations and warranties to Claymont Steel with respect to, among other matters, its organization and qualification, authority, information to be included in the Offer Documents and the Proxy Statement, consents and approvals, broker fees, litigation and ownership of more than 15 percent of the Shares in the past three years.

As defined in the Merger Agreement and for purposes of the Offer, “Material Adverse Effect” means any material and adverse effect on either (i) any of the financial condition, business, properties, assets, liabilities or results of operations of Claymont Steel and its subsidiaries taken as a whole or (ii) the ability of Claymont Steel to consummate the transactions contemplated by the Merger Agreement; provided, however, that no event, condition, change, occurrence or development of a state of circumstances arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) changes in the economy or financial markets generally in the United States; (B) changes that are the result of factors generally affecting the principal industries in which Claymont Steel and its subsidiaries operate; (C) changes in GAAP or interpretation thereof or accounting standards; (D) any failure by the Company to meet any internal or external projections, provided that the exception in this clause shall not prevent or otherwise affect a determination that any fact, development, event, circumstance, condition, occurrence or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect; (E) a decline in the price of the Company’s Shares on Nasdaq, provided, that the exception in this clause shall not prevent or otherwise affect the determination that any fact, development, event, circumstance, condition, occurrence or effect underlying such decline has resulted in, or contributed to, a Material Adverse Effect; (F) the announcement of the execution of the Merger Agreement or the performance of obligations under the Merger Agreement; and (G) actions or inactions consented to in writing by Evraz; provided, further, that, with respect to clauses (A) and (B), such change, event, circumstance or development does not disproportionately adversely affect Claymont Steel and its subsidiaries compared to other companies operating generally in the principal industries in which Claymont Steel and its subsidiaries operate.

Each party’s representations and warranties contained in the Merger Agreement have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•

have been qualified by information set forth in a confidential disclosure letter exchanged by the parties in connection with signing the Merger Agreement—the information contained in this disclosure letter modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for breach;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants.

Conduct of Business. The Merger Agreement obligates Claymont Steel and its subsidiaries, from the date of the Merger Agreement to the earlier of (i) the date on which the majority of Claymont Steel’s directors are designees of Evraz or Purchaser and (ii) the Effective Time to conduct their operations only in the ordinary and usual course of business, consistent with past practice and obligates Claymont Steel and its subsidiaries to use their reasonable best efforts to preserve intact their business organizations, to keep available the services of their current officers and employees, and to preserve the goodwill of and maintain satisfactory relationships with those persons and entities having business relationships with Claymont Steel and its subsidiaries. The Merger Agreement also contains specific restrictive covenants as to certain activities of Claymont Steel from the date of the Merger Agreement to the earlier of the date on which the majority of Claymont Steel’s directors are designees of Evraz or Purchaser and the Effective Time, which provide that Claymont Steel will not (and will not permit any of its subsidiaries to) take certain actions without the prior written consent of Evraz (not to be unreasonably withheld, conditioned or delayed), including, among other things and subject to certain exceptions, issuing or selling its securities or granting options, redeeming or repurchasing securities, changing its capital structure or declaring or paying any dividends or distributions, making material acquisitions or dispositions, entering into or amending material contracts, incurring or guaranteeing indebtedness for borrowed money or capital leases, assuming, guaranteeing, endorsing or otherwise becoming liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly owned subsidiaries of the Company, making any loans, capital contributions or investments, changing accounting methods, making, changing or rescinding any material tax elections outside of the ordinary course of business or entering into tax settlements, proposing any amendments or amending its certificate of incorporation or bylaws, entering into or amending any collective bargaining agreement or other labor agreement, entering into or amending employment, severance or similar agreements, or increasing compensation of officers, directors other than in the ordinary course of business, agreeing to grant stock-related cash-based or other similar awards or bonus, forgiving loans to related parties, settling litigation or claims or paying any liability or obligation not reflected in the financial statements as of December 31, 2006 or not incurred in the ordinary course of business subsequent to that date, convening any regular or special meeting (or any adjournment thereof) of stockholders other than the special meeting contemplated by the Merger Agreement, or agree to take any of the foregoing actions.

No Solicitation. In the Merger Agreement, Claymont Steel has agreed not to, and to cause its subsidiaries not to, and to not permit its and their respective officers, directors, employees, representatives and agents to, directly or indirectly, solicit, initiate, participate in any way in or knowingly encourage any discussions or negotiations with respect to, or provide any information, or afford any access to the properties, books or records of Claymont Steel or any of its subsidiaries, or otherwise take any other action to knowingly assist, any person or group in respect of, or that could reasonably be expected to lead to, any offer or proposal, or any indication of interest in making, an offer or proposal, made in writing which is structured to permit the person or group making such proposal to acquire beneficial ownership of at least 15 percent of the assets of, the equity interest in, or businesses of, Claymont Steel and its subsidiaries, taken as a whole, pursuant to a merger, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Offer and the Merger (an “Acquisition Proposal”).

Notwithstanding the foregoing, upon concurrent notice to Evraz and the prior execution by such person of a confidentiality agreement no less favorable to Claymont Steel than the confidentiality agreement entered into between Evraz and Claymont Steel, Claymont Steel may, at any time prior to the purchase of Shares, furnish information to (provided that such information previously has been or will concurrently be provided to Evraz) or enter into discussions or negotiations with any person that has made an unsolicited bona fide Acquisition Proposal after the date of the Merger Agreement (not resulting from a breach of Claymont Steel’s non-solicitation covenants)

that the board of directors of Claymont Steel determines, after consultation with its outside financial advisor and outside legal counsel and taking into account the legal, financial, financing, regulatory and other aspects of the proposal, that the Acquisition Proposal is or is reasonably likely to lead to an unsolicited bona fide Acquisition Proposal (substituting 50 percent for 15 percent in the definition thereof) in respect of a transaction that the board of Claymont Steel has reasonably determined in good faith based on the same criteria, would result in a transaction that is more favorable from a financial point of view to Claymont Steel’s stockholders than the Offer and the Merger and is reasonably likely to be consummated on the terms proposed (a “Superior Proposal”). Claymont Steel can take the actions described in this paragraph only if (a) it has complied with its obligations concerning non-solicitation under the Merger Agreement, (b) the board of directors of Claymont Steel, after consultation with its outside legal counsel, determines in good faith that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, and (c) Claymont Steel has promptly (and in any event within 24 hours) provided Evraz written notice of its intent to take any such action, which notice includes the identity of the person making the Acquisition Proposal and the terms of the Acquisition Proposal. Claymont Steel will keep Evraz and Purchaser reasonably informed of the status of any such discussions or negotiations and shall promptly (and in any event within 24 hours) notify Evraz and Purchaser orally and in writing of any modifications to the financial or other material terms of any Acquisition Proposal.

Claymont Steel also agreed to immediately cease and cause to be terminated any existing activities, discussions, or negotiations with respect to any Acquisition Proposal with anyone other than Evraz and its affiliates. The Merger Agreement provides that, except as described below, neither Claymont Steel nor the board of directors of Claymont Steel may (a) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to Evraz or Purchaser, the approval or recommendation of the Offer or the Merger, (b) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (c) release any third party from any confidentiality (in the context of an Acquisition Proposal) or standstill agreement to which Claymont Steel is a party, or fail to enforce to the fullest extent possible, or grant any waiver, request or consent to any Acquisition Proposal under, any such agreement, or (d) otherwise enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any Acquisition Proposal (other than a confidentiality agreement with a potential acquiror, as expressly permitted by the Merger Agreement) (any action described in clause (a), (b) or (c), a “Change of Recommendation”).

Notwithstanding the provisions described in the immediately preceding paragraph, Claymont Steel may effect a Change of Recommendation, if Claymont Steel’s board of directors determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Claymont Steel under applicable law, and in the case where such determination is made in response to an Acquisition Proposal, Claymont Steel has provided Evraz prior written notice of its intent to take such action not less than three business days prior to taking such action and has otherwise complied with the negotiation obligations described below. In addition, Claymont Steel and its board of directors are not prohibited by the Merger Agreement from taking and disclosing to Claymont Steel’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such action will be deemed to constitute a Change of Recommendation unless the disclosure (a) is of the type contemplated by 14d-9(f) under the Exchange Act or (b) recommends against the Acquisition Proposal and reaffirms the recommendation of Claymont Steel’s board of directors of the Offer or Merger.

Access to Information; Confidentiality. Subject to restrictions under applicable law, from and after the date of the Merger Agreement to the earlier of (i) the date on which a majority of the Claymont Steel’s directors are designees of Evraz or Purchaser and (ii) the Effective Time, Claymont Steel has agreed to (a) give Evraz and Purchaser and their authorized accountants, investment bankers, counsel and other representatives access (during regular business hours upon reasonable notice) to all employees, plants, offices, warehouses and other facilities and to all books, contracts, commitments and records (including tax returns) of Claymont Steel and its subsidiaries and use reasonable best efforts to cause Claymont Steel’s and its subsidiaries’ independent public accountants to provide access to their work papers and such other information as Evraz or Purchaser may reasonably request, (b) permit Evraz and Purchaser to make such inspections (during regular business hours upon reasonable notice) as they may reasonably request, (c) cause its officers and those of its subsidiaries to furnish Evraz and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of Claymont Steel and its subsidiaries as Evraz or Purchaser may from time to time reasonably request and (d) furnish promptly to Evraz and Purchaser a copy of each report, schedule and other document filed or received by Claymont Steel during such period pursuant to the requirements of the federal or state securities laws; provided, that none of Purchaser, Evraz nor any of their representatives shall be permitted to perform any invasive testing or environmental sampling.

In addition, the Merger Agreement provides that (x) information obtained by Evraz or Purchaser and their respective officers, employees, auditors, accountants and other authorized representatives pursuant to the paragraph above shall be subject to the provisions of the confidentiality agreement between Evraz and Claymont Steel (see “Confidentiality Agreement” below), and (y) Claymont Steel shall not be required to permit any inspection, or to disclose any information, that in the judgment of Claymont Steel would violate any of its respective obligations with respect to confidentiality or result in a violation of applicable law.

Reasonable Best Efforts. The Merger Agreement provides that subject to its terms and conditions, each of Claymont Steel, Evraz and Purchaser agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement; provided, however, that nothing in the Merger Agreement will obligate Evraz or Purchaser to keep the Offer open beyond the expiration date (as it may be extended from time to time in accordance with the Merger Agreement or as required by applicable law). Without limiting the foregoing, each of Claymont Steel, Evraz and Purchaser will use its reasonable best efforts to make promptly any required submissions under the HSR Act and any submissions under any applicable foreign antitrust or competition laws that are required to be made or which Claymont Steel and Evraz mutually agree should be made, in each case, with respect to the Offer, the Merger, and the transactions contemplated by the Merger Agreement and Evraz, Purchaser and Claymont Steel will cooperate with one another in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other supranational, national, federal, state or local law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to Claymont Steel’s business in connection with the consummation of the transactions contemplated by the Merger Agreement and in promptly making any filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers required to be made or which Claymont Steel and Evraz mutually agree should be made.

The Merger Agreement also provides that in the event that any action, suit, proceeding or investigation relating to the Merger Agreement or to the transactions contemplated thereby is commenced, whether before or after the Effective Time, the parties agree to cooperate and use their reasonable best efforts to defend vigorously against it and respond thereto and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement will obligate Evraz, Purchaser or any of their respective subsidiaries or affiliates to agree (a) to limit or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or their respective businesses, assets or properties or of the business, assets or properties of Claymont Steel or any of its subsidiaries or (b) to limit the ability of Evraz, Purchaser or any of their respective subsidiaries or affiliates to conduct their respective businesses or to control their respective businesses or operations or the businesses or operations of Claymont Steel and its subsidiaries.

Indemnification and Insurance. In the Merger Agreement, Evraz and Purchaser have agreed that the surviving corporation’s certificate of incorporation and bylaws, and the articles of organization, bylaws or similar constituent documents of any of Claymont Steel’s subsidiaries will contain provisions with respect to indemnification no less favorable than those in effect as of the date of the Merger Agreement, until the expiration of the applicable statutes of limitations, unless an amendment, modification or repeal of such provisions is required by applicable law.

The Merger Agreement also provides that the surviving corporation will also indemnify and hold harmless each present and former officer and director of Claymont Steel and its subsidiaries against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses (and advancement of expenses), incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was an officer, director, employee, fiduciary or agent of Claymont Steel or its subsidiaries, to the extent permitted under Claymont Steel’s certificate of incorporation or bylaws as of the date of the Merger Agreement.

The Merger Agreement further provides that the surviving corporation will, subject to certain limits, cause to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to the Effective Time, policies of directors’ and officers’ liability insurance, or a six-year tail insurance policy, covering the persons covered at the date of the Merger Agreement by Claymont Steel’s existing directors’ and officers’ liability insurance policies and providing coverage at least as favorable, in the aggregate, as such existing policies, subject to certain limitations on the amount of premiums that the surviving corporation may be required to pay for such coverage. Claymont Steel may, at its election and subject to Evraz’s reasonable consent, purchase a six-year tail insurance policy, covering the persons covered at the date of the Merger Agreement by Claymont Steel’s existing directors’ and officers’ liability insurance policies and providing coverage not more favorable, in the aggregate, than such existing policies, such tail insurance policy to become effective at the Effective Time, subject to certain limitations on the amount of premiums that Claymont Steel may be required to pay for such coverage.

Employee Matters. The Merger Agreement provides that prior to the Effective Time, Claymont Steel will, and after the Effective Time, Evraz will cause the surviving corporation to, honor in accordance with their terms certain existing employment and severance agreements between Claymont Steel or any of its subsidiaries and any officer, director or employee of Claymont Steel or any of its subsidiaries.

The Merger Agreement further provides that Claymont Steel will take, or cause to be taken, all action necessary, as promptly after the date of the Merger Agreement as reasonably practicable, to amend any plan maintained by Claymont Steel or any of its subsidiaries to eliminate, as of the date of the Merger Agreement, all provisions for the purchase of Shares directly from Claymont Steel or any of its subsidiaries or securities of any subsidiary.

The Merger Agreement also provides that Evraz will cause the surviving corporation and its subsidiaries, until the first anniversary of the Effective Time, to maintain for the individuals employed by Claymont Steel at the Effective Time (a) the same level of annual base compensation as in effect immediately prior to the Effective Time, and (b) pension, welfare and other benefits that in the aggregate are substantially no less favorable than those provided by Claymont Steel and its subsidiaries to such employees immediately prior to the Effective Time (excluding benefits that are contingent on a change in control or that are equity based). In the Merger Agreement, Evraz has also agreed that bonuses or incentive compensation for 2007 will be paid in accordance with the terms of the applicable plans.

The Merger Agreement also provides that Evraz will, and will cause the surviving corporation to, cause service rendered by employees of Claymont Steel and its subsidiaries to be taken into account for vesting and eligibility purposes under employee benefit plans of Evraz, the surviving corporation and its subsidiaries, to the same extent as such service was taken into account under the corresponding plans of Claymont Steel and its subsidiaries for those purposes.

Takeover Laws. Claymont Steel has agreed to, upon the request of Evraz or Purchaser, take all reasonable steps to exclude the applicability of, or to assist in any challenge by Evraz or Purchaser to the validity, or applicability to the Offer, the Merger or any other transaction contemplated by the Merger Agreement or the Stockholder Agreement, of, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations.

Notification of Certain Matters. Claymont Steel has agreed to give prompt notice to Evraz and Purchaser, and Evraz or Purchaser, as the case may be, has agreed to give prompt notice to Claymont Steel, of the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which is likely to cause any representation or warranty of such party contained in the Merger Agreement to be untrue or inaccurate in any material respect if made at or prior to the Effective Time, or to result in any material failure of such party to comply with any covenant or condition in the Merger Agreement.

Treatment of Senior Notes. In the Merger Agreement, Claymont Steel has agreed to, and to cause its subsidiaries to, at the written request of Evraz, use their reasonable best efforts to commence, simultaneously with the commencement of the Offer or at any time thereafter, an offer to purchase all of the outstanding aggregate principal amount of the 8.875% Senior Notes due 2015 (the “Senior Notes”), and/or to solicit the consent of the holders of the Senior Notes to certain amendments to the indenture governing the Senior Notes (any such action, the “Debt Transaction”). Claymont Steel will not be required to commence any Debt Transaction until Evraz has provided Claymont Steel with all necessary documentation to do so. In addition, prior to the Effective Time, neither Claymont Steel nor any of its subsidiaries will be required to (a) make any cash expenditures in connection with any Debt Transaction or (b) take any action that could obligate Claymont Steel or any of its subsidiaries to repurchase any Senior Notes or incur any additional obligations to the holders of the Senior Notes prior to the consummation of the Debt Transaction. The Merger Agreement also provides that Evraz or Purchaser may at any time commence a Debt Transaction.

The terms and conditions specified by Evraz for the Debt Transaction will be only such terms and such conditions as are customarily included in similar transactions involving debt securities similar to the Senior Notes and otherwise in compliance with applicable laws. If the Debt Transaction is commenced prior to the Effective Time, the closing of the Debt Transaction will be expressly conditioned on the completion of the Merger, and the Debt Transaction will in all cases be conducted in compliance with applicable laws, including the Commission’s rules and regulations. Claymont Steel will not be required to purchase any of the Senior Notes prior to the Effective Time. Concurrently with the completion of the Debt Transaction, Evraz will provide to Claymont Steel necessary funds and Claymont Steel will accept for payment and then promptly make any payment required to be made to holders of the Senior Notes pursuant to the terms of the Debt Transaction.

If requested by Evraz in writing, in lieu of (or in addition of) commencing a Debt Transaction, Claymont Steel will, and will cause its subsidiaries to, to the extent permitted by the indenture governing the Senior Notes, take all actions reasonably requested by Evraz that are reasonably necessary for the discharge or defeasance of the Senior Notes pursuant to the applicable provisions of the indenture governing the Senior Notes, and will discharge or defease, as applicable, the Senior Notes in accordance with the terms of the indenture governing the Senior Notes at the Effective Time (the “Debt Defeasance“), subject to the following conditions: (a) in no event will Claymont Steel be required to consummate the Debt Defeasance, provide any irrevocable notice of the Debt Defeasance or take any other irrevocable act regarding the Debt Defeasance prior to the Expiration Date, (b) to the extent that the Debt Defeasance can be conditioned on the completion of the Merger, it will be so conditioned, (c) prior to Claymont Steel being required to take any actions in connection with the Debt Defeasance that cannot be conditioned on the completion of the Merger, Evraz will set aside sufficient funds to deliver to Claymont Steel to effect such discharge or defeasance, and (d) prior to Claymont Steel being required to take any actions in connection with the Debt Defeasance, Evraz will deliver to Claymont Steel or a paying agent identified by Claymont Steel and reasonably acceptable to Evraz sufficient funds to enable Claymont Steel to effect such discharge or defeasance.

Claymont Steel, Purchaser and Parent have agreed to use their reasonable best efforts to cause their respective representatives to provide cooperation and assistance reasonably requested by the other in connection with the Debt Transaction or the Debt Defeasance. Evraz will prepare all necessary and appropriate documentation in connection with the Debt Transaction and the Debt Defeasance.

Evraz has agreed to pay any fees and expenses relating to the Debt Transaction and the Debt Defeasance. Evraz has also agreed to indemnify and hold harmless Claymont Steel and its subsidiaries, and each of their respective officers and directors from and against any and all liabilities, losses, damages, claims, costs, expenses, interests, awards, judgments and penalties that arise out of or in connection with the Debt Transaction or the Debt Defeasance, or any actions taken or not taken by Claymont Steel or at the direction of Claymont Steel at the request of Evraz.

Notwithstanding the foregoing provisions, in the event that Evraz wishes to consummate the Debt Transaction or the Debt Defeasance prior to the Effective Time, and Evraz delivers or causes to be delivered to Claymont Steel, or a paying agent identified by Claymont Steel and reasonably acceptable to Evraz, sufficient funds to consummate such Debt Transaction or Debt Defeasance, Claymont Steel will, and will cause its subsidiaries to, use their reasonable best efforts to commence and consummate such Debt Transaction or Debt Defeasance prior to the Effective Time.

Termination of Certain Other Indebtedness. On or after the Expiration Date, subject to Evraz making available the necessary funds to do so, Claymont Steel will use reasonable best efforts to, and will cause its subsidiaries to use reasonable efforts to, (a) repay all outstanding amounts under and terminate the Amended and Restated Financing Agreement, dated February 15, 2007, between the Lenders party thereto, U.S. Bank National Association, as Agent, and Claymont Steel, Inc., as Borrower, or any other credit facility or instrument of indebtedness that by its terms is prepayable or repayable at such time, and all related contracts to which Claymont Steel or any of its subsidiaries is a party, and (b) to the extent the related facility is terminated, cause to be released any liens on its assets relating to those facilities or instruments of indebtedness.

Consent to Funding. In the Merger Agreement, Evraz has agreed that the terms and conditions of any funding provided by Evraz or any of its affiliates to either Claymont Steel or any of its subsidiaries will be (a) if provided prior to the Expiration Date, subject to the consent of the board of directors of Claymont Steel, and (b) if provided after the Expiration Date but prior to the Effective Time, subject to the consent of the Continuing Directors, if any.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Evraz, Purchaser and Claymont Steel to consummate the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (a) unless the Merger is consummated as a short-form merger, the agreement of merger contained in the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of Claymont Steel required by and in accordance with applicable law, (b) the consummation of the Merger is not prohibited, restricted or made illegal by any statute, rule, regulation, executive order, judgment, decree or injunction enacted, entered, issued promulgated or enforced by any court or any governmental authority and (c) Purchaser shall have accepted for purchase Shares tendered pursuant to the Offer.

Termination. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding the approval by the stockholders of Claymont Steel) prior to the Effective Time (with any termination by Evraz also being an effective termination by Purchaser):

(a) by mutual written consent of Claymont Steel and Evraz;

(b) by either Evraz or Claymont Steel if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate shall have used its reasonable best efforts to contest and remove such order, decree, ruling or action;

(c) by Claymont Steel if (i) Purchaser fails to commence the Offer as required under the Merger Agreement, (ii) Evraz or Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) would give rise to a material adverse effect on the ability of Evraz or Purchaser to consummate the Offer, the Merger or any other transactions contemplated in the Merger Agreement and (B) cannot be cured or has not been cured within ten business days after Evraz’s receipt of written notice from Claymont Steel of such breach, (iii) Purchaser shall have failed to accept for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Offer on or before the date that is 90 days from the date of the commencement of the Offer (the “Outside Date”) or the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant to the Offer or (iv) Purchaser fails to purchase validly tendered Shares in violation of the terms of the Merger Agreement; provided, that Claymont Steel has no right to terminate the Merger Agreement pursuant to clause (ii) if Claymont Steel is then in material breach of any of its covenants contained in the Merger Agreement or pursuant to clause (i) or (iii) if the failure of Purchaser to commence the Offer or to accept for payment and pay for Shares resulted from Claymont Steel’s failure to perform any of its obligations under the Merger Agreement;

(d) by Evraz if, (i) Claymont Steel breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of the condition described in subparagraph (2)(b) of paragraph 2 of Section 13—“Certain Conditions of the Offer” below and (B) cannot be or has not been cured within 10 business days after Claymont Steel’s receipt of written notice from Evraz of such breach or (ii) Purchaser shall not have accepted for payment Shares pursuant to the Offer prior to the Outside Date or the Offer shall have expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer; provided, that Evraz has no right to terminate the Merger Agreement pursuant to clause (i) if either Evraz or Purchaser is then in material breach of any of its covenants contained in the Merger Agreement or pursuant to clause (ii) if the failure of Purchaser to accept for payment Shares pursuant to the Offer by the Outside Date resulted from Evraz’s or Purchaser’s failure to perform any of its obligations under the Merger Agreement;

(e) by Claymont Steel, prior to the purchase of Shares pursuant to the Offer in connection with the receipt of a Superior Proposal, if all of the following conditions are satisfied: (i) Claymont Steel has complied with its obligations referred to above under “No Solicitation,” (ii) (A) Claymont Steel has given Evraz and Purchaser at least three business days advance written notice of its intention to accept or recommend a Superior Proposal and of all of the terms and conditions of such Superior Proposal (including the identity of the person making the Superior Proposal and copies of all proposed forms of agreements and any amendments thereto), and (B) Evraz and Purchaser do not within three business days of receipt by Evraz and Purchaser of the notice of a Superior Proposal, make an offer that the board of directors of Claymont Steel determines, in good faith (after consultation with its outside financial advisors and outside legal counsel) to be at least as favorable to the stockholders of Claymont Steel as the Superior Proposal; provided, that during such three business day period, Claymont Steel shall negotiate in good faith with Evraz and Purchaser (to the extent that Evraz and Purchaser wish to negotiate) to enable Evraz and Purchaser to make such an offer; and provided, further, that, in the event of any amendment to the financial or other material terms of the Superior Proposal, Claymont Steel’s board of directors shall deliver to Evraz and Purchaser an additional written notice, and the three business day period referenced above shall be extended for an additional two business days after Evraz’s and Purchaser’s receipt of the additional notice, (iii) Claymont Steel’s board of directors, after taking into account any modifications to the terms of the Offer and the Merger agreed to by Evraz and Purchaser after receipt of the notice described above, continues to believe that the Acquisition Proposal constitutes a Superior Proposal, (iv) Claymont Steel’s board of directors, after consultation with its outside financial advisors and outside legal counsel, determines in good faith that failure to accept the Superior Proposal would be inconsistent with its fiduciary duties to the stockholders of Claymont Steel under applicable law, and (v) on the date of termination of the Merger Agreement, Claymont Steel enters into a definitive agreement for the transaction contemplated by the Superior Proposal; provided, that no termination pursuant to the foregoing will be effective unless and until Claymont Steel shall have paid to Evraz the Expenses and the Termination Fee (as described below);

(f) by Evraz, prior to the purchase of Shares pursuant to the Offer, if Claymont Steel shall have (i) breached any of its covenants referred to above under “No Solicitation” in any material respect or (ii) the board of directors of Claymont Steel effects or resolves to effect a Change of Recommendation (as defined under “No Solicitation” above).

Fees and Expenses. Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses.

In the event that the Merger Agreement is terminated under the circumstances described in paragraph (e) under “Termination” above, Claymont Steel has agreed to reimburse Evraz for all of the out-of-pocket fees and expenses of Evraz and Purchaser related to the Offer, the Merger, the Merger Agreement and the transactions contemplated in the Merger Agreement, up to a maximum of $2,150,000 (“Expenses”) and to pay Evraz an additional termination fee of $12,400,000 (the “Termination Fee”), in each case at the time of termination.

In the event that the Merger Agreement is terminated under the circumstances described in paragraph (f) under “Termination” above, Claymont Steel has agreed to reimburse Evraz for the Expenses and to pay Evraz the Termination Fee on the business day following such termination.

In the event that (i) the Merger Agreement is terminated under the circumstances described in clause (iii) of paragraph (c) or clause (ii) of paragraph (d) under “Termination” above, and (ii) prior to the event giving rise to such termination an Acquisition Proposal has been made or publicly announced, then (x) Claymont Steel has agreed to reimburse Evraz for the Expenses and (y) if within 12 months following the date of such termination an Acquisition Proposal shall have been consummated or Claymont Steel shall have entered into a definitive agreement with respect to an Acquisition Proposal (any such event, a “Subsequent Transaction”), Claymont Steel has agreed to pay Evraz the Termination Fee. Any amounts payable pursuant to clause (x) above will be payable simultaneously with the termination of the Merger Agreement (or within one business days thereafter in the case of a termination by Evraz); any Termination Fee payable pursuant to clause (y) above will be payable simultaneously with the earlier of the completion of the Acquisition Proposal and Claymont Steel’s entering into such definitive agreement. For purposes of the definition of Subsequent Transaction and the provisions described under this “Fees and Expenses” section, references to 15 percent in the definition of “Acquisition Proposal” will be replaced with 50 percent.

Amendment. To the extent permitted by applicable law, the Merger Agreement may be amended by or on behalf of the boards of directors of Claymont Steel, Evraz and Purchaser, subject in the case of Claymont Steel to the approval of the Continuing Directors as described under “Directors” above, at any time before or after adoption of the Merger Agreement by the stockholders of Claymont Steel but, after the approval of Claymont Steel’s stockholders, no amendment may be made which decreases the Merger Consideration or which adversely affects the rights of the stockholders of Claymont Steel under the Merger Agreement without the approval of the stockholders of Claymont Steel.

Extension; Waiver. At any time prior to the Effective Time, the parties, subject in the case of Claymont Steel to the provisions of the Merger Agreement requiring certain actions to be approved by the Continuing Directors, may extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained the Merger Agreement by any other applicable party or in any document, certificate or writing delivered pursuant to the Merger Agreement by any other applicable party, or waive compliance with any of the agreements or conditions contained in the Merger Agreement.

Stockholder Agreement. The following is a summary of certain provisions of the Stockholder Agreement between Evraz and H.I.G. Capital LLC, Inc. (“H.I.G. Capital”). This summary is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO and which is incorporated herein by reference. The Stockholder Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

In connection with, and as an inducement to Evraz’s entering into, the Merger Agreement, H.I.G. Capital entered into a Stockholder Support Agreement with Evraz, dated as of December 9, 2007 (“Stockholder Agreement”). In the Stockholder Agreement, H.I.G. Capital agreed to tender the 7,486,303 Shares of which it is the beneficial owner (representing approximately 42.6 percent of the Shares) in the Offer (together with any Shares that are issued or otherwise acquired or owned by H.I.G. Capital) and, if separately put to a vote, to vote its shares in favor of the Merger and against any Acquisition Proposal (or any action that is designed to or would delay, prevent or frustrate the merger). H.I.G. Capital also agreed in the Stockholder Agreement not to sell, assign, transfer, pledge, encumber or otherwise dispose of or offer to dispose of its Shares other than pursuant to the terms of the Stockholder Agreement. The board of directors of Claymont Steel has unanimously approved the Stockholder Agreement and the transactions contemplated thereby.

The Stockholder Agreement remains in effect until the earlier of the date on which all of H.I.G. Capital’s Shares are transferred to Evraz or Purchase, and the date of termination of the Merger Agreement. If the Merger Agreement terminates due to a failure of the Offer, and an Acquisition Proposal had been made prior to that failure, and within 12 months of termination, H.I.G. Capital sells or agrees to sell to a person or a group of affiliated persons Shares that it owns that represent at least 40 percent of the outstanding Shares, then H.I.G. Capital will pay $5,282,400 to Evraz, unless H.I.G. Capital separately had offered to sell those Shares to Evraz at that time and on certain terms, and that offer had been declined by Evraz.

Confidentiality Agreement. The following is a summary of certain provisions of the confidentiality agreement between Evraz and Claymont Steel, as amended. This summary is qualified in its entirety by reference to the confidentiality agreement and the amendment to the confidentiality agreement, which are filed as Exhibits (d)(3) and (d)(4), respectively, to the Schedule TO and are incorporated herein by reference. The Stockholder Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

On November 26, 2007, Evraz and Claymont Steel entered into a confidentiality agreement, which was amended on November 28, 2007 to provide for a three-week exclusivity period. Each party to the confidentiality agreement agreed that any information furnished to it or its representatives by or on behalf of the other party will be kept confidential for a period of two years from the date of the agreement, unless otherwise required by law, and will be used solely for the purpose of evaluating a possible transaction.

Evraz has agreed that neither it nor any of its affiliates would, for a period of one year from the date of the agreement (a) acquire, solicit an offer to sell, or agree to acquire, any equity securities or any material assets of Claymont Steel, or propose any tender or exchange offer involving the equity securities of Claymont Steel (other than the Offer), or solicit proxies for any voting securities of Claymont Steel, or in any way participate in a group or in any financing for the purchase of any equity securities of Claymont Steel, (b) otherwise act to seek to propose to Claymont Steel or any of its stockholders any business combination or other transaction or otherwise seek to control, change or influence the management, board of directors or policies of Claymont Steel or nominate any person as director or propose any matter to be voted upon by the stockholders of Claymont Steel (other than the Offer), (c) make any request or proposal to amend, waive, or terminate any of the provisions described in this paragraph, or (d) take any action that would require Claymont Steel to make a public announcement regarding any of the matters referred to in this paragraph, or announce an intention to do any of the actions restricted or prohibited by this paragraph.

The parties agreed that the restrictions set forth in the foregoing paragraph will not apply to an acquisition of equity securities of Claymont Steel from H.I.G. Capital or its affiliates; provided, that if Evraz or its affiliates acquire any equity securities of Claymont Steel held by H.I.G. Capital during the 12-month period following the date of the agreement, Evraz will be required to promptly extend an offer to the remaining stockholders of Claymont Steel to purchase any shares that are tendered at a price per Share not less than the price per Share paid to H.I.G. Capital. Subject to certain exceptions, Evraz agreed not to solicit the employment of any employee of Claymont Steel for a period of one year from the date of the agreement.

The amendment to the confidentiality agreement provided that from November 28, 2007 until 5 P.M. EST on December 19, 2007, Claymont Steel and its agents would not solicit or knowingly encourage or initiate inquiries or proposals, participate in discussions, enter into any agreement or understanding, or provide information that could reasonably be expected to lead to alternative acquisition proposals and would terminate any existing solicitation, discussion, or negotiation with respect to an Acquisition Proposal.

Effects of Inability to Consummate the Merger. If, following the consummation of the Offer, the Merger is not consummated for any reason (see “The Merger Agreement—Conditions to Consummation of the Merger”), Evraz, which owns 100 percent of the common stock of Purchaser, indirectly will control the number of Shares acquired by Purchaser pursuant to the Offer. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to applicable law and applicable rules and regulations of Nasdaq, Claymont Steel has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding Shares acquired by Purchaser) of the directors of Claymont Steel to consist of persons designated by Purchaser (see “The Merger Agreement—Directors”). The list of directors designated by Evraz has been provided to Claymont Steel, as disclosed in the Information Statement which accompanies and is incorporated by reference into the Schedule 14D-9. As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Claymont Steel, Evraz indirectly will be able to influence decisions of the board of directors of Claymont Steel and the decisions of Purchaser as a stockholder of Claymont Steel. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

If Evraz controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Claymont Steel, other than those affiliated with Evraz, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12. Source and Amount of Funds

Evraz, the parent of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. Evraz estimates that the total amount of funds necessary to purchase all outstanding shares of Claymont Steel pursuant to the Offer and the Merger will be approximately $430 million which will be used to pay stockholders of Claymont Steel and holders of Claymont Steel’s other equity-based interests and to pay customary fees and expenses in connection with the Offer and the Merger, and the related transactions. Evraz expects to fund all these payments through a loan from Evraz to Purchaser, which Evraz will provide from cash on hand and/or cash generated from general corporate activities. The offer is not conditioned upon any financing arrangements.

Claymont Steel will not pay any of the fees and expenses incurred by us.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) Evraz has available to it sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

13. Certain Conditions of the Offer

1. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless immediately prior to the Expiration Date (a) the Minimum Tender Condition shall have been satisfied and (b) any applicable waiting period under the HSR Act in respect of the Offer or the Merger shall have expired or been terminated or, where applicable, any required approval under the HSR Act shall have been obtained.

2. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares tendered in the Offer if, at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions exist:

(a) there shall have been any statute, rule, regulation, legislation, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity that is applicable to Evraz, Purchaser, Claymont Steel, the Offer or the Merger that (1) makes the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the Offer illegal, (2) imposes material limitations on the ability of Evraz, Purchaser or any of their respective subsidiaries to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of Claymont Steel, (3) imposes any material limitations on the ability of Evraz, Purchaser or any of their respective subsidiaries effectively to control the business or operations of Claymont Steel, Evraz, Purchaser or any of their respective subsidiaries, or (4) otherwise prohibits the Offer or the Merger; or

(b)(i) Claymont Steel shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement or (ii) (A) Claymont Steel’s representations and warranties to the effect that no Material Adverse Effect has occurred since December 31, 2006 or with respect to capitalization shall not be true and correct in all respects, except, in the case of the capitalization representation, for de minimis deviations, or (B) Claymont Steel’s representations and warranties set forth in the Merger Agreement other than those referred to in clause (A) above shall not be true and correct in all respects (determined without regard to any materiality or “Material Adverse Effect” qualifier therein), except for such breaches of representations and warranties, that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

which, in the reasonable judgment of Evraz or Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Evraz or Purchaser or any of their affiliates that is not otherwise prohibited by law (including Section 14(e) of the Exchange Act) or by the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

3. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or to pay for any Shares tendered in the Offer and may terminate the Offer if, at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares, any of the following conditions exist:

(a) there shall have occurred any change, condition, event or development that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(b) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer;

which, in the reasonable judgment of Evraz or Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Evraz or Purchaser or any of their affiliates that is not otherwise prohibited by law (including Section 14(e) of the Exchange Act) or by the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The foregoing conditions are for the benefit of Evraz and Purchaser and, regardless of the circumstances, may be asserted by Evraz or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any governmental or regulatory approvals from any governmental entity may be asserted at any time prior to the acceptance for payment of Shares, and all conditions (except for the Minimum Tender Condition) may be waived by Evraz or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Commission. The failure of Evraz or

Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the earlier of (a) the date on which a majority of the members of Claymont Steel’s board of directors are designees of Evraz or Purchaser and (b) the Effective Time, Claymont Steel will not, and will not permit any of its subsidiaries to, without the prior consent of Evraz, declare, set aside, make or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock (other than cash dividends by a wholly owned subsidiary with respect to their capital stock). See Section 11—“Purpose of the Offer; Plans for Claymont Steel and the Merger Agreement—The Merger Agreement—Covenants.”

15. Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Evraz’s and Purchaser’s review of publicly available filings by Claymont Steel with the Commission and other information regarding Claymont Steel, Evraz and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Claymont Steel and which might be adversely affected by the acquisition of Shares by Purchaser or Evraz pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Evraz pursuant to the Offer. In addition, except as set forth below, Evraz and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Evraz’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Evraz and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Claymont Steel’s or Evraz’s business or that certain parts of Claymont Steel’s or Evraz’s business might not have to be disposed of or held separate in the event that such approvals were not obtained or such other actions were not taken. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the Controlling Persons, as the ultimate parent entities of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The Controlling Persons will file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on or about December 18, 2007. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about January 2, 2008, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by the ultimate parent entities of Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with consent of the ultimate parent entities. In practice, complying with a Second Request can take a significant period of time. Although Claymont Steel is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Claymont Steel’s failure to make those filings nor a request for additional documents and information issued to Claymont Steel from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Claymont Steel. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Claymont Steel, or any of their respective subsidiaries or affiliates. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Evraz believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Certain Conditions of the Offer.”

Stockholder Approval. Claymont Steel has represented in the Merger Agreement that the execution, delivery and performance of the Merger Agreement by Claymont Steel and the consummation by Claymont Steel of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary proceedings on the part of Claymont Steel, and no other corporate proceedings on the part of Claymont Steel are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the agreement of merger (as such term is used in the DGCL) contained in the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to Claymont Steel’s certificate of incorporation, the Shares are the only securities of Claymont Steel that entitle stockholders of Claymont Steel to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Claymont Steel.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the Shares, Evraz could, and (subject to the conditions to its obligation to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Claymont Steel if permitted to do so under the DGCL. Even if Evraz and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, Evraz and Purchaser could seek to purchase additional Shares in the open market, from Claymont Steel or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

State Takeover Laws. A number of states (including Delaware, where Claymont Steel is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Claymont Steel’s board of directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Stockholder Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection with this Offer to Purchase is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement, the Stockholder Agreement or the transaction contemplated thereby, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Certain Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of Claymont Steel will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the Proxy Statement, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Evraz nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16. Fees and Expenses

ABN AMRO is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Purchaser and Evraz in connection with the acquisition of Claymont Steel. In its role as Dealer Manager, ABN AMRO may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that it contacts or persons that contact ABN AMRO. ABN AMRO is being paid reasonable and customary compensation for its services as Dealer Manager in connection with the Offer and for its services as financial advisor. ABN AMRO is also entitled to reimbursement for certain expenses incurred by ABN AMRO, including the fees and expenses of legal counsel, and to indemnification against certain liabilities and expenses in connection with its engagements, including certain liabilities under the federal securities laws.

ABN AMRO and its affiliates have provided and may in the future provide various investment banking, financial advisory and other services to Evraz or its affiliates, for which they have received or may receive customary compensation. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, ABN AMRO and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in the Shares.

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses as well as indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent and the Dealer Manager may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and Evraz have filed with the Commission the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Evraz or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Evraz, Purchaser, Claymont Steel or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

TITAN ACQUISITION SUB, INC.

December 18, 2007

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF EVRAZ AND PURCHASER

EVRAZ

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Evraz. Unless otherwise indicated, the business address of each such person is 1 Allée Scheffer, L-2520 Luxembourg. Unless otherwise indicated, each such person is a citizen of the Russian Federation.

Name	Position
Alexander G. Abramov	Director
Otari I. Arshba	Director
Giacomo Baizini	Vice President of Product and Resource Management, EvrazHolding LLC
Vladimir P. Bruev	Vice President of Mining, EvrazHolding LLC
James W. Campbell	Director
Natalia V. Cheltsova	Vice President of Legal Affairs, EvrazHolding LLC
Phillippe Delaunois	Director
Alexander V. Frolov	Chairman of the Board of Directors and Chief Executive Officer
Igor V. Gaponov	Vice President of Information Technology, EvrazHolding LLC
Natalia L. Ionova	Vice President of Human Resources, EvrazHolding LLC
Leonid Kachur	Senior Vice President of Business Security, EvrazHolding LLC
Irina I. Kibina	Vice President of Corporate Affairs and Investor Relations, EvrazHolding LLC
Maksim Kuznetsov	Vice President of Metallurgy, EvrazHolding LLC
Vyacheslav Pavlov	Vice President of Technical Development, EvrazHolding LLC
Olga A. Pokrovskaya	Director
Terry Robinson	Director
Eugene Shvidler	Director
Pavel S. Tatyanin	Senior Vice President and Chief Financial Officer, EvrazHolding LLC
Eugene Tenenbaum	Director
Timur I. Yanbukhtin	Vice President of Business Development and Strategic Planning, EvrazHolding LLC

Alexander G. Abramov is a director of Evraz and is currently President of “EvrazInvest,” ISB Advance Corporation and SM Services LLC. From April 2005 to January of 2006, he was Chairman of Evraz’s board of directors and from January 1999 to January 2006, he was President of EvrazHolding LLC. Between January 2006 and July 2006, Mr. Abramov served as a General Director of Close JSC “Gruppa EAM.” Mr. Abramov’s principal business address is 14a, Bolshaya Dorogomilovskaya St., Moscow Russia.

Otari I. Arshba is a director of Evraz and is currently a Deputy at the State Duma of the Federal Assembly of the Russian Federation. Mr. Arshba served as Vice President, Public Relations Director and Senior Vice President of JSC EvrazHolding LLC from January 2000 to December 2003. His business address is 1, Okhotny Ryad, Moscow, Russia.

Giacomo Baizini is Vice President of Product and Resource Management at EvrazHolding LLC. Mr. Baizini joined EvrazHolding LLC in 2005. Between August 1998 and June 2005 Mr. Baizini was an Associate Principal with McKinsey & Co. in its Tokyo office. Mr. Baizini is a citizen of Italy. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Vladimir P. Bruev is Vice President of Mining at EvrazHolding LLC a position he has held since April 2006. Previously, Mr. Bruev was the Head of Mining at EvrazHolding LLC from October 2005 to April 2006. Before joining Evraz, Mr. Bruev was an Executive Director, General Director and Chief Engineer at Sokolovsko-Sarbaysky GOK from February 2001 until September 2005. Mr. Bruev’s business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

James W. Campbell is a director of Evraz and has been Chairman of Minara Resources Ltd. (formerly Anaconda Nickel) since November 2001. Since June 2006, Mr. Campbell has also served as a Member of the Board of Highveld Steel and Vanadium Ltd. Mr. Campbell is a citizen of Britain. His principal business address is 91 East Avenue, Athol/Sandton, ZA-2146 Johannesburg, South Africa.

Natalia V. Cheltsova is Vice President of Legal Affairs at EvrazHolding LLC, a position she has held since May 2006. From December 1997 through May 2006, Ms. Cheltsova was Director of Legal Affairs at ZAO Ilim Pulp Enterprise. Her business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Philippe Delaunois is a director of Evraz and currently Chairman of the Board of CFE. Prior to his election to Evraz’s board of directors in January 2007, Mr. Delaunois served on the boards of directors of several Belgian and international companies, including CFE (construction and dredging), Mobistar (mobile telecommunications), Cumerio (copper) and Shanks plc (waste management). Mr. Delaunois is a citizen of Belgium. His principal business address is 40-42 Av. Herman Debroux 1160 Brussels, Belgium.

Alexander V. Frolov is Chairman of Evraz’s board of directors and Chief Executive Officer of Evraz. Since June 2006, Mr. Frolov has also served as Deputy General Director of Close JSC “Gruppa EAM.” From July 2005 through April 2006, Mr. Frolov served as Senior Vice President of EvrazHolding LLC; from November 2004 through 2005, Mr. Frolov served as Executive Director, Corporate of EvrazHolding LLC and from June 2002-2004, Mr. Frolov served as Senior Vice President and Chief Financial Officer of EvrazHolding LLC. Mr. Frolov’s principal business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Igor V. Gaponov is Vice President of Information Technology at EvrazHolding LLC. Prior to this position, Mr. Gapanov was a Senior Consultant at JSC UNICON/MS Consulting Group from 2000 to 2002. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Natalia V. Ionova is Vice President of Human Resources at EvrazHolding LLC. Prior to joining Evraz in June 2006, she worked as Director of Human Resources at NDK Merkury from September 2004 to June 2006 and as a Senior Lecturer in Psychology at the Russian State University of Physical Training, Sports and Tourism (RGUFK) from March 2000 to September 2004. Her business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Leonid Kachur is Senior Vice President of Business Security at EvrazHolding LLC. Prior to his current position, Mr. Kachur was Chief Security Officer and Senior Vice President from 2002 to 2006 and Vice President of Security and Personnel from 2000 to 2002 at Evraz. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Irina I. Kibina is Vice President of Corporate Affairs and Investor Relations at EvrazHolding LLC. Prior to assuming her current position in July 2006, Ms. Kibina was Senior Vice President of Corporate Affairs at Sun Interbrew JSC from 2004 to 2006, Vice President of Corporate Affairs at Star Distribution Company JSC from 2003 to 2004 and Vice President of Corporate Affairs at Star Distribution Company LLC from 2000 to 2003. Her Business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Maksim Kuznetsov is Vice President of Metallurgy at EvrazHolding LLC. Prior to assuming his current position in May 2007, Mr. Kuznetsov was a general Director at “OGK-3” from November 2004 to May 2007 and a general Director at “Volgogradenergo” from 2001 to 2005. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Vyacheslav Pavlov is Vice President of Technical Development at EvrazHolding LLC. Prior to assuming his current position at Evraz in May 2007, Mr. Pavlov was Managing Director at NKMK from December 2003 to May 2007, General Director at NKMK from June 2003 to November 2003 and Director at Relsy KMK from June 2002 to May 2003. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Olga A. Pokrovskaya is a director of Evraz and since July 2006 has been the Head of Corporate Finance at Millhouse LLC. Ms. Pokrovskaya was the Head of Corporate Finance at OAO Siberian Oil Company (Sibneft) from 2004 until June 2006 and prior to that time was a Finance and Consolidation Manager at OAO Siberian Oil Company (Sibneft). Ms. Pokrovskaya’s business address is Millhouse LLC, 4 Sadovnicheskaya ulitsa, Moscow 115035, Russia.

Terry J. Robinson is a director of Evraz and is currently also a director of Nikanor PLC and Interim Managing Director of Ede’s UK Ltd. Mr. Robinson was previously the Managing Director of Interactive Records Management Ltd from September 2004 to January 2007. From 2002 to 2004, Mr. Robinson served as Non-Executive Deputy Chairman of Chapada Diamonds plc. Mr. Robinson is a citizen of Britain. His business address is The Corner House, 34 Burkes Road, Beaconsfield Buck HP91PN London, UK.

Eugene Shvidler is a director of Evraz and has served as a Manager of Millhouse Capital UK since October 2005. Mr. Shvidler was previously President of OAO Siberian Oil Company (Sibneft) until October 2005. Mr. Shvidler is a citizen of the United States of America. His business address is Millhouse Capital UK Limited, 5th Floor, CFC Stamford Bridge, Fulham Road, London SW6 1HS, England.

Pavel S. Tatyanin is Senior Vice President and Chief Financial Officer at EvrazHolding LLC. Prior to this position in 2004, Mr. Tatyanin served as First Deputy Finance Director of EvrazHolding LLC from 2002-2004 and as Head of the Investment Department of JSC Trading House from 2001 to 2002. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Eugene Tenenbaum is a director of Evraz and has served as Managing Director of Millhouse Capital UK from September 2001 to the present. Mr. Tenenbaum is a citizen of Canada. His business address is Millhouse Capital UK Limited, 5th Floor, CFC Stamford Bridge, Fulham Road, London SW6 1HS, England.

Timur I. Yanbukhtin is Vice President of Business Development and Strategic Planning at EvrazHolding LLC. From 2002 to 2007, Mr. Yanbukhtin was Vice President of Corporate Finance at EvrazHolding LLC. Prior to joining Evraz, Mr. Yanbukhtin was Head of Business Development of Yandex LLC from 2000-2002. Mr. Yankukhtin’s principal business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

PURCHASER

Name	Position
Pavel S. Tatyanin	Chairman of the Board of Directors, President and Chief Financial Officer
Timur I. Yanbukhtin	Vice President, Treasurer and Secretary

Pavel S. Tatyanin is Senior Vice President and Chief Financial Officer at EvrazHolding LLC. Prior to this position in 2004, Mr. Tatyanin served as First Deputy Finance Director of EvrazHolding LLC from 2002-2004 and as Head of the Investment Department of JSC Trading House from 2001 to 2002. His business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

Timur I. Yanbukhtin is Vice President of Business Development and Strategic Planning at EvrazHolding LLC. From 2002 to 2007, Mr. Yanbukhtin was Vice President of Corporate Finance at EvrazHolding LLC. Prior to joining Evraz, Mr. Yanbukhtin was Head of Business Development of Yandex LLC from 2000-2002. Mr. Yankukhtin’s principal business address is EvrazHolding LLC, Bldg, 4/5, 15, Dolgorukovskaya St., Moscow 127006, Russia.

CONTROLLING PERSONS

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each Controlling Person. Each Controlling Person is a citizen of the Russian Federation.

Alexander G. Abramov is a director of Evraz and is currently President of “EvrazInvest,” ISB Advance Corporation and SM Services LLC. From April 2005 to January of 2006, he was Chairman of Evraz’s board of directors and from January 1999 to January 2006, he was President of EvrazHolding LLC. Between January 2006 and July 2006, Mr. Abramov served as a General Director of Close JSC “Gruppa EAM.” Mr. Abramov’s principal business address is 14a, Bolshaya Dorogomilovskaya St., Moscow Russia.

Roman Abramovich has served as Governor in the Administration of the Chukotka Autonomous Region in Anadyr, Russia since before 2001. His principal business address is Administration of the Chukotka Autonomous Region, ulitsa Beringa 20, Anadyr 6890000, Russia.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Claymont Steel or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Hand:	By Courier:
Mellon Investor Services LLC P.O. Box 3301 South Hackensack, NJ. 07606 Attn: Reorganization Department	Mellon Investor Services LLC Attn: Reorganization Department 120 Broadway, 13th floor New York, NY 10271	Mellon Investor Services LLC Attn: Reorganization Department 480 Washington Blvd. Mail Drop-Reorg Jersey City, NJ 07310

By Facsimile Transmission: (for Eligible Institutions only) (201) 680-4626

Confirm Facsimile Transmission By Telephone Only (201) 680-4860

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

Call collect:

(212) 929-5500

or

Toll Free: (800) 322-2885

The Dealer Manager for the Offer is:

55 East 52nd Street

New York, New York 10055

(212) 409-6759